04016474

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BNY DIRECT EXECUTION, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
20 BROAD STREET – 7TH FLOOR
(No. and Street)

NEW YORK	**NEW YORK**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY TRIMBOLI **212-425-5048**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- **X** Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

.FFIRMATION

/e, Joseph N. Cangemi and Gregory J. Trimboli, affirm that, to the best of our knowledge and belief the ccompanying financial statements and supporting schedules pertaining to the firm of BNY Direct Execution, Inc., as f December 31, 2003, are true and correct. We further affirm that neither the company nor any partner, proprietor, rincipal officer or director has any proprietary interest in any account classified solely as that of a customer.

he financial statements and supplemental information of the Company are made available to all of the Company's iembers and allied members of the New York Stock Exchange, Inc.

Joseph N. Cangemi, Managing Director

Gregory J. Trimboli, Chief Financial Officer

LINDA MACCARDY
Notary Public, State of New York
No. 01MA5089001
Qualified in Richmond County
Commission Expires December 8, 2005

Notary Public

nis report** contains (check all applicable boxes):

(a) Facing page.
(b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
(p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
(q) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

or conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

BNY Direct Execution, Inc.

December 31, 2003
with Report of Independent Auditors

BNY Direct Execution, Inc.

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors of
BNY Direct Execution, Inc.

We have audited the accompanying statement of financial condition of BNY Direct Execution, Inc. (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 4, 2004

BNY Direct Execution, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 9,779,322
Receivable from brokers	201,046
Receivable from Parent	735,699
Exchange membership, at cost (market value $1,500,000)	2,475,000
Other assets	571,290
Total assets	$ 13,762,357
Liabilities and stockholder's equity	
Liabilities:	
Deferred soft dollar payable	$ 253,166
Taxes payable to Bank	803,556
Accrued compensation and other liabilities	2,829,066
Total liabilities	3,885,788
Commitments and contingencies (*Note 7*)	–
Stockholder's equity	9,876,569
Total liabilities and stockholder's equity	$ 13,762,357

The accompanying notes are an integral part of this statement of financial condition.

BNY Direct Execution, Inc.

Notes to Statement of Financial Condition

December 31, 2003

1. Organization and Description of Business

BNY Direct Execution, Inc. (the "Company") is a wholly owned subsidiary of BNY Brokerage, Inc. (the "Parent"), which is a wholly owned subsidiary of The Bank of New York (the "Bank"). The Company is an institutional agency brokerage firm that provides direct New York Stock Exchange ("NYSE") access services to investment manager clients. The Company is a member of the NYSE and the National Association of Securities Dealers ("NASD").

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash in banks to be cash and cash equivalents.

Fixed Assets

Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between five and seven years. Fixed assets are included in other assets on the statement of financial condition.

Deferred Soft Dollar Payable

When a customer's commission payments exceed its commitment, a liability is established for future research and research related services owed to that customer.

Stock Options

On January 1, 2003, The Bank of New York Company, Inc. ("BNY"), the parent company of the Bank, switched from the intrinsic value method of accounting for stock-based employee compensation under Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") to the fair value method of accounting under Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock Based Compensation", as amended by SFAS 148. BNY is using the prospective method permitted under SFAS 148, which requires that options granted after January 1, 2003 be expensed. In accordance with SFAS 123 and SFAS 148, options granted prior to January 1, 2003 will continue to be accounted for under APB 25.

2. Significant Accounting Policies (continued)

Stock Options (continued)

The Company's employees participate in BNY's stock option plans. The Company is utilizing the prospective method and began expensing stock options granted after January 1, 2003.

Restricted Stock

The Company's employees participate in BNY's restricted stock program. The Company amortizes the cost of the restricted stock granted to its employees over the vesting period.

For the year ended December 31, 2002, the Company recorded an accrual for the estimated full value of the 2003 restricted stock awards of $37,500, rather than recording the accrual over the vesting period beginning in the year the restricted stock was granted. The balance of stockholder's equity at December 31, 2002 has been adjusted, net of taxes, by $21,510 as of January 1, 2003 to correct the Company's prior period accounting for restricted stock awards.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Exchange Membership

The exchange membership is valued at cost, subject to periodic assessment for impairment, as described in SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments recognized on the statement of financial condition approximate their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing generally on a daily basis.

3. Income Taxes

The Company is included in the consolidated federal, state, and local tax returns filed by BNY. Income taxes are provided for pursuant to a tax sharing agreement between the Bank and BNY. The Company is included under this tax sharing agreement. Income tax benefits are recognized to the extent such benefits can be realized by BNY in its consolidated returns.

Deferred income taxes reflect the tax effects of temporary differences between financial reporting and tax bases of assets and liabilities. The Company has a deferred tax asset of $51,578, which is included in other assets on the statement of financial condition. The deferred tax asset is primarily attributable to deferred compensation.

4. Related Party Transactions

The Company entered into a fully disclosed clearing agreement with the Parent for the carrying of institutional customer accounts and clearance of broker transactions. The receivable from Parent on the statement of financial condition primarily consists of commissions due to the Company for trades cleared by the Parent.

The Company leases a seat on the NYSE from Pershing, LLC ("Pershing"), an affiliate. The Company receives payroll and administrative services from the Parent.

4. Related Party Transactions (continued)

At December 31, 2003, the Company had undrawn outstanding letters of credit with the Bank of $1,000,000. Included in accrued compensation and other liabilities on the statement of financial condition is a balance of $126,761 due to the Bank for 2003 restricted stock and stock options granted.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes net capital under the basic method, which requires the maintenance of net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2003, the Company had net capital of $6,586,279 and its net capital requirement was $259,053. The Company's percentage of net capital to aggregate indebtedness was 169.5% at December 31, 2003.

6. Retirement Savings Plan

All employees of the Company are eligible to participate in a retirement savings plan sponsored by the Parent that has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees.

7. Commitments and Contingencies

Office Lease

The Company entered into a lease for office space through June 30, 2004. Future minimum lease payments over the term of the lease are $37,311.

NYSE Seat Leases

The Company leases three seats on the NYSE. Two of the seats are leased from unaffiliated entities, expire on June 15, 2004 and have future minimum payments of $188,463. One seat is leased from Pershing (Note 4), expires on May 22, 2004 and has future minimum payments of $74,570.

8. Off-Balance-Sheet Risk

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by the Parent. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreement, the Company is required to reimburse the Parent without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the Parent for the customer accounts as of December 31, 2003.

9. Subsequent Event

The Parent has decided to provide the direct access services conducted by the Company as a division of the Parent rather than in a wholly owned subsidiary going forward. This change will occur in early 2004 and will cause the employees of the Company to be transferred to the Parent on the effective date. The Company is in the process of preparing an application to the NYSE to effect this change.